VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on June 21, 2025.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary General Meeting which will be be held at 243 Alexandra Road, #02-01 BS Centre, Singapore 159932 on June 23, 2025 at 10:00 a.m. (Singapore Time).

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders Proxy Card - OHMYHOME LIMITED

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

1. The re-designation and re-classification of shares of the Company (the "Re-Designation of Share Capital") such that the currently issued 6,434,464 ordinary shares of par value of US$0.01 each in the Company be and are re-designated and re-classified into 5,592,924 Class A ordinary shares of par value US$0.01 each with 1 vote per share (the "Class A Ordinary Shares") and 841,540 Class B ordinary shares of par value US$0.01 each with 100 votes per share (the "Class B Ordinary Shares") on a one for one basis as described in the Proxy Statement.

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. The amendment of (i) 60(1) of the current Articles of Association of the Company to shorten the notice period of general meetings from ten (10) clear days to five (5) clear days and (ii) the corresponding shortening of notice for any meeting adjourned for fourteen (14) days or more under Article 65 from seven (7) clear days to five (5) clear days (the "Shortening of Notice Period").

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. The amendment of Article 62(2) of the current Articles of Association of the Company to change the quorum requirement from one-third in nominal value of the total issued voting shares in the Company to one-fifth of the total voting rights of all Members having the right to vote at the general meeting, (the "Change of Quorum").

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. The amendment of Article 63 of the current Articles of Association of the Company to shorten the waiting period for reconvening adjourned meetings from same day in the next week to same time on the next business day or the earliest date that the board of directors of the Company (the "Board of Directors") can determine (the "Shortening of Waiting Period for Reconvening").

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. The adoption of the Second Amended Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the "Second Amended and Restated Memorandum and Articles of Association") in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the dual-class share structure, set out the rights, preferences and privileges of the Class A Ordinary Shares and Class B Ordinary Shares, Shortening of Notice Period, Change of Quorum and Shortening of Waiting Period for Reconvening.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date ____________ **Signature** ____________ **Signature, if held jointly** ____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

OHMYHOME LIMITED
EXTRAORDINARY GENRAL MEETING OF STOCKHOLDERS
TO BE HELD ON
JUNE 23, 2025

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) either Henliyanto Ngadini or Wong Wun Wun Daisy, as proxy with the power to appoint his/her substitute, and hereby authorize(s) him/her to represent and to vote, as designated on the reverse side of this ballot, all ordinary shares of OHMYHOME LIMITED that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held on June 23, 2025, at 10:00 A.M., Singapore Time (June 22, at 10:00 P.M., Eastern Time), at 243 Alexandra Road, #02-01 BS Centre, Singapore 159932, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Ohmyhome Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:______________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE